[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust Amendment No. 3 to Registration Statement on Form S-4 Filed April 3, 2013 File No. 333-185742

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated April 16, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, McMoRan Exploration Co. (“MMR”). FCX and MMR request that the Staff note that Section 7.1(b) of the Agreement and Plan of Merger by and among MMR, FCX and INAVN Corp., dated as of December 5, 2012, contemplates an “end date” of June 5, 2013. We appreciate the Staff’s continued efforts in working with FCX and MMR to finalize the S-4 and receive a declaration of effectiveness on a timeframe that will allow for satisfaction of applicable filing and mailing requirements in order to ensure that the MMR special meeting of stockholders is held prior to June 5, 2013.

This letter, Amendment No. 5 (“Amendment No. 5”) and Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-4 (File No. 333-185742) (the “Form S-4”) are being filed electronically via the EDGAR system today, and Amendment No. 4 to the Form S-4 was filed electronically via the EDGAR system on April 18, 2013. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 4 marked to indicate changes from the version filed on April 3, 2013, and five copies of each of Amendment No. 5 and Amendment No. 6. Please note that Amendment No. 5 and Amendment No. 6 were filed solely to add new Exhibits 99.10 and 99.12, which constitute a single reserve report which was required to be split between multiple filings due to file size.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 4.

General

1.

We note your response to comment 1 in our letter dated March 28, 2013. The fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its materiality to the transaction. For guidance,

H. Roger Schwall

United States Securities and Exchange Commission

April 19, 2013

see In the Matter of Meyers Parking System, Inc., SEC Release No. 34-26069 (September 12, 1988) and Charles L. Ephraim (September 30, 1987). In this regard, we are unable to concur with your determination that the full-length versions of the Ryder Scott reports, summaries of which you filed as Exhibits 99.6 and 99.7 to the Form S-4, are not materially related to the transaction, given that you provided the full-length versions to the financial advisors. Please file the reports underlying the summaries filed as Exhibits 99.6 and 99.7 as exhibits to both the Form S-4 and the Schedule 13E-3.

Response: In response to the Staff’s comment, the full-length versions of the Ryder Scott reports have been filed as Exhibits 99.9, 99.10 and 99.12 to the Form S-4. Exhibits 99.9, 99.10 and 99.12 to the Form S-4 have been incorporated by reference as Exhibits (c)-11 and (c)-12 to the Schedule 13E-3.

2.	Similarly, please file as exhibits all other petroleum engineering and geological reports relating to the reserves or resources of McMoRan Exploration Co. that were prepared by Ryder Scott and provided to the financial advisors or Freeport-McMoRan Copper & Gold Inc. We note your statement in the response letter that the additional technical detail contained in certain reports is either disclosed, or otherwise is not material to investors. Refer to Item 1015(b)(6) and Item 1016(c) of Regulation M-A, which require a summary concerning a report or appraisal to be furnished in the narrative disclosure, but the actual report or appraisal to be filed as an exhibit.

Response: MMR and FCX confirm that there are no such additional reports prepared by Ryder Scott and provided to the financial advisors or to FCX.

3.	With respect to any petroleum engineering and geological reports relating to the reserves or resources of McMoRan Exploration Co. that were prepared by Ryder Scott but not provided to the financial advisors or Freeport-McMoRan Copper & Gold Inc., such reports may be materially related to the transaction if they were considered by the MMR board or special committee in connection with the merger negotiations or fairness determinations. Please file as exhibits all such reports.

Response: MMR confirms that there are no such additional reports prepared by Ryder Scott.

4.	Please revise the disclosure in your proxy statement/prospectus to furnish a summary of each of the Ryder Scott reports referenced in the comments above. See Item 1015(b)(6) of Regulation M-A. To the extent that any report is the same as another report previously summarized in the registration statement, you may describe only the material differences between the two in the disclosure document.

Response: As set forth above, MMR and FCX have determined that there are no additional Ryder Scott reports responsive to comments 2 or 3.

H. Roger Schwall

United States Securities and Exchange Commission

April 19, 2013

Special Factors, page 24

Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger, page 45

5.	We note your response to comment 10 in our letter dated March 28, 2013, and we reissue such comment. We note your revised disclosure on page 49 that “[t]he FCX Parties did not view the analyses and assumptions utilized by the financial advisor to the MMR special committee or the results of such analyses as determinative….” Please disclose more specifically whether, and if so, how each of the FCX Parties considered, for purposes of its fairness determination, the discounted cash flow analysis provided by Evercore.

Response: In response to the Staff’s comment, the FCX Parties respectfully submit that the language in the second bullet point on page 47 of Amendment No. 4 discloses the consideration that the FCX Parties gave to the discounted cash flow analysis, to the extent that the FCX Parties believe the discounted cash flow analysis relates to an analysis of the going concern value of MMR.

Related Party Transactions, page 154

6.	We note your response to comment 11 in our letter dated March 28, 2013, including your representation in the response letter that the parties intend to provide the information required by Item 402 of Regulation S-K in a Form 10-K/A to be filed prior to the filing deadline of April 30, 2013. In order to have a complete Securities Act Section 10(a) prospectus, the registrants must provide the information in a Form 10-K/A (or in the definitive proxy statement) prior to the Form S-4’s effectiveness. For guidance, see Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: The Staff’s comment is noted. Information required by Item 402 of Regulation S-K will be filed in a Form 10-K/A prior to the filing deadline of April 30, 2013, and the company acknowledges that the information must be provided prior to the Form S-4’s effectiveness.

H. Roger Schwall

United States Securities and Exchange Commission

April 19, 2013

Exhibits

7.	We note the references in the opinion filed as Exhibit 5.1 to the certificate of amendment to the initial certificate of trust. Please tell us why you have not filed a form of such amendment as an exhibit to your filing. Please refer to Item 601(b)(3)(i) of Regulation S- K. Similarly, we note the reference in the opinion to the letter agreement among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. dated as of March 11, 2013. Please tell us why you have not filed such agreement as an exhibit to your filing, and why you have not described such agreement in your filing. Please refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the referenced documents have been filed as Exhibit 3.2 (incorporated by reference to and included as Exhibit A in Exhibit 5.1) and Exhibit 99.11, respectively, to Amendment No. 4.

Exhibit 5.1

8.	We note your response to comment 13 in our letter dated March 28, 2013, and reissue such comment. Please obtain and file a revised opinion that does not include the assumption related to the due formation or organization, valid existence and good standing of Freeport-McMoRan Copper & Gold Inc., which is a co-registrant.

Response: In response to the Staff’s comment, we have filed an amended opinion of counsel as Exhibit 5.1.

9.	Similarly, with respect to assumption (iv), it does not appear to be appropriate to assume the due adoption, authorization, execution and delivery by, or on behalf of, Freeport- McMoRan Copper & Gold Inc. to the referenced documents.

Response: In response to the Staff’s comment, we have filed an amended opinion of counsel as Exhibit 5.1.

10.	We note the following assumption in counsel’s revised opinion: “(iii) that an amendment to the Initial Certificate of Trust in the form of the Amendment to the Certificate of Trust will be duly filed in the State Office prior to the first issuance of Units[.]” Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K.

Response: In response to the Staff’s comment, Morris Nichols has confirmed that they will either file an unqualified opinion by post-effective amendment or on Form 8-K, or will file an unqualified opinion prior to effectiveness of the Form S-4 if the filing of the amendment to the Certificate of Trust with the State Office occurs prior to the date of effectiveness.

*        *        *         *        *        *

H. Roger Schwall

United States Securities and Exchange Commission

April 19, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc. John Amato, McMoRan Exploration Co. Michael Aiello, Weil, Gotshal & Manges LLP